David S. Hunt, P.C.

June 2, 2021	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Matthew Derby

Re:        Acquired Sales Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 10, 2020

File No. 333-232985

Ladies and Gentlemen:

On behalf of Acquired Sales Corp. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated January 5, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Gerard M. Jacobs, the Company’s Chief Executive Officer, relating to the Registration Statement on Form S-1 (the “Registration Statement”).  Today, the Company filed its third amendment to the Registration Statement. The responses set forth below are based upon information provided to me by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  We advise you as follows:

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

1. In response to prior comment 3, it does not appear that you have provided a comparison of the most recent interim period to the prior period. Please provide an interim period comparison. Refer to Item 303 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement, to provide a comparison of the most recent interim period ended March 31, 2021 along with the periods ended December 2020 and December 2019.

Obligation to Pursue Hemp Processing System Deal, page 59

2. We note your response to prior comment 4 regarding your obligations to pursue various acquisitions or other arrangements pursuant the merger agreement to acquire Lifted Liquids. Please clarify whether the obligation to make a good faith effort to pursue acquiring the two Wisconsin companies in Section 5.23 of your merger agreement, filed as Exhibit 10.56, is binding. Further, please clarify whether the two Wisconsin companies identified in Section 5.23 of the merger agreement are related or affiliated with Nicholas S. Warrender. If so, please disclose the relationship and revise Mr. Nicholas S. Warrender's management biography as appropriate.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement, to include the following disclosure in the section entitled “Obligation to Pursue a Hemp Processing System Deal”:

“The Merger Agreement imposes a legally binding obligation upon us to use good faith efforts to pursue an opportunity in the cannabinoid industry.”

In further response to the Staff’s comment “please clarify whether the two Wisconsin companies identified in Section 5.23 of the merger agreement are related or affiliated with Nicholas S. Warrender,” the Company has amended the Registration Statement to include the following disclosure in the section entitled “Obligation to Pursue Two Acquisitions in Wisconsin”:

“These two companies are completely unrelated to, and are not affiliated in any way with, Nicholas S. Warrender.”

Notes to the Condensed Consolidated Financial Statements

Note 1 - Description of the Business of Acquired Sales Corp., page 124

3. Please provide your disclosures required under ASC 805-10-50-2.h in a footnote.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement, to include the following disclosure:

Business Combinations and Consolidated Results of Operations and Outlook – The Company accounts for its acquisitions under ASC Topic 805, Business Combinations and Reorganizations (“ASC Topic 805”). ASC Topic 805 provides guidance on how the acquirer recognizes and measures the consideration transferred, identifiable assets acquired, liabilities assumed, non-controlling interests, and goodwill acquired in a business combination. ASC Topic 805 also expands required disclosures surrounding the nature and financial effects of business combinations. Acquisition costs are expensed as incurred.

When the Company acquires a business, we allocate the purchase price to the assets acquired and liabilities assumed in the transaction at their respective estimated fair values. We record any premium over the fair value of net assets acquired as goodwill. The allocation of the purchase price involves judgments and estimates both in characterizing the assets and in determining their fair value. We use all available information to make these fair value determinations and engage independent valuation specialists to assist in the fair value determination of the acquired long-lived assets.

During 2020, the acquisition of Lifted added approximately $4,444 in purchased intangible assets and $22,292,767 in goodwill to the consolidated balance sheet.

	January 1, 2019 - February 24, 2020 (Acquisition Date) (1)	February 24, 2020 (Acquisition Date) - December 31, 2020 (2)

Net Sales	$4,450,339	$5,344,320

Net Earnings	$549,999	$461,913

Shown above are Lifted’s net sales and net earnings for the following two periods:

(1)January 1, 2019 through February 24, 2020 (acquisition date)

(2)February 24, 2020 (acquisition date) to December 31, 2020

The foregoing disclosures of net sales and net earnings during those periods solely reflects Lifted’s financial results. Prior to its acquisition of Lifted on February 24, 2020, Acquired Sales Corp. had no sources of revenue, so the acquisition of Lifted was significant for Acquired Sales Corp.

Note 5 - The Company's Investments, page 148

4. We have reviewed your expanded disclosure in response to prior comment 11 and note that you perform an annual impairment assessment. Please tell us your consideration of the guidance in ASC 321-10-35-3, that at each reporting period, an entity that holds an equity security shall make a qualitative assessment of impairment.

Response:   Ablis Holding Company, Bendistillery Inc., and Bend Spirits, Inc. are not publicly traded, and such, as an equity security without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with Accounting Standards Codification (ASC) 820-10-35-59 and is measured in accordance with ASC 321-10-35-2 shall be written down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value, as determined using the guidance in ASC 321-10-35-2. At each reporting period, management of Acquired Sales Corp. makes a qualitative assessment considering impairment indicators to evaluate whether its investments in Ablis Holding Company, Bendistillery Inc., and Bend Spirits, Inc. are impaired. Impairment indicators that management of Acquired Sales Corp. considers include, but are not limited to, the following:

1.A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee

2.A significant adverse change in the regulatory, economic, or technological environment of the investee

3.A significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates

4.A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment

5.Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

In addition, as mentioned in Note 5 to the Financial Statements, the Company makes the following disclosure:

“The Company’s investments are valued at cost less impairment, pursuant to ASC 321. The reviewed financial statements of these companies are not audited, the Company is not active in the management of these companies, and except for these companies’ annual meeting of its Board of Directors, the Company’s assessment of these companies is inherently limited to infrequent and relatively brief conversations with officers of these companies and to reviews of those reviewed financial statements.”

General

5. Please update your registration statement to clarify that your common stock is now quoted on the OTCQX. Please also provide executive compensation disclosure and update your summary compensation table for the fiscal year ended December 31, 2020.

Response:  The Company now states through the amended registration statement that its common stock issued is traded on the OTCQX US under the symbol “AQSP”. Moreover, the “Executive Compensation” and “Board of Directors Compensation” summary compensation tables are updated for the fiscal year ended December 31, 2020.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878.  Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt

cc:          Edwin Kim, Securities and Exchange Commission

Ryan Rohn, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Gerard M. Jacobs, Acquired Sales Corp.

William C. Jacobs, Acquired Sales Corp.